CONSENT OF QUALIFIED PERSON

I, Dale Mah, P.Geo., consent to the public filing of the technical report titled NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico effective December 31, 2020 and dated January 2, 2022 (the "Technical Report") by Endeavour Silver Corp.

I also consent to any extracts from, or a summary of, the Technical Report in the news release dated January 19, 2022 (the "News Release") of Endeavour Silver Corp.

I certify that I have read the News Release being filed by Endeavour Silver Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of January, 2022

"signed and stamped"
__________________________________________________

Dale Mah, P.Geo. (BC #52136)

PO Box 10328	Endeavour Silver Corp	Tel: 604-685-9775
1130-609 Granville St	www.edrsilver.com	TF:877 685 9775
Vancouver, BC. V7Y1G5
Canada